UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ChinaCast Education Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16946T109

(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to — Jeffrey C. Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 August 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16946T109	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,817,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,817,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,817,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16946T109	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,569,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,569,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,569,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16946T109	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,248,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,248,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting rights associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 7,817,287 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

CUSIP No. 16946T109	13D	Page 5 of 7 Pages

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Company”) and to exercise any and all voting rights associated with such securities. Amendment No. 6 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock of the Company on December 2, 2011, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on December 14, 2011, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on January 9, 2012, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on January 19, 2012, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on April 16, 2012 and Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on May 24, 2012.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby updated in its entirety as follows:

As of December 31, 2010, Fir Tree, Fir Tree Value and Fir Tree Capital beneficially owned 6,031,556 shares of Common Stock, 5,001,374 shares of Common Stock and 1,030,182 shares of Common Stock, respectively.

Fir Tree Value acquired 220,767 additional shares of Common Stock at a price of $6.14 on March 21, 2011, 100,100 additional shares of Common Stock at a price of $6.15 on March 29, 2011 and 100,000 additional shares of Common Stock at a price of $5.82 on May 25, 2011.

In connection with the Notes and Warrant Purchase Agreement, dated as of April 10, 2012, the Borrowing Notice and Acknowledgement, dated as of May 18, 2012 and the Notes and Warrants Purchase Agreement, dated as of August 24, 2012, on August 24, 2012 Fir Tree Value and Fir Tree Capital were issued 1,146,952 warrants and 217,912 warrants, respectively, which are exercisable into 1,146,952 shares of Common Stock and 217,912 shares of Common Stock. For a further discussion of the warrants please see Item 6.

The above amounts include any commissions incurred in making the investments. Currently, all of the shares of the Common Stock of the Issuer held by the Reporting Persons as of the date of this Schedule 13D are held by Fir Tree Value or Fir Tree Capital. All of the shares of the Common Stock of the Issuer held by Fir Tree Value and Fir Tree Capital have been acquired using the working capital of Fir Tree Value and Fir Tree Capital.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 7,817,287 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

Please see Item 6 for a discussion of the Notes and Warrants Purchase Agreement, dated August 24, 2012, by and among the Company, Fir Tree Value, Fir Tree Capital and other shareholders of the Company and the related series of notes and warrants.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby updated in its entirety as follows:

(a) As of August 24, 2012, Fir Tree, Fir Tree Value and Fir Tree Capital beneficially own 7,817,287 shares of Common Stock, 6,569,193 shares of Common Stock and 1,248,094 shares of Common Stock, respectively, representing 15.5%, 13.0% and 2.5%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 7,817,287 shares of Common Stock, which represents 15.5% of the shares of Common Stock outstanding. Such percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned by Fir Tree, Fir Tree Value, and Fir Tree Capital as of August 24, 2012 (as set forth in the prior sentence) by (ii) 50,385,155 shares of Common Stock (which is the sum of the 49,020,291 shares of Common Stock outstanding as of November 6, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011, and the 1,364,864 shares of Common Stock entitled to be purchased pursuant to the warrants issued by the Company to Fir Tree Value and Fir Tree Capital).

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Value and the general partner of Fir Tree Capital have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Fir Tree, as the investment manager of Fir Tree Value and Fir Tree Capital, has the shared power to vote and dispose of the 7,817,287 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital. Fir Tree Value has the power to vote and dispose of the 6,569,193 shares of Common Stock it owns. Fir Tree Capital has the power to vote and dispose of the 1,248,094 shares of Common Stock it owns.

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Value and the general partner of Fir Tree Capital have no sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, nor shared power to dispose or to direct the disposition of the Common Stock separate from the shares held by the Reporting Persons.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 7,817,287 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

(c) Please see Item 6 for a discussion of the warrants issued to Fir Tree Value and Fir Tree Capital in connection with the financing agreements by and among the Company, Fir Tree Value, Fir Tree Capital and other shareholders of the Company.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 16946T109	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Notes and Warrants Purchase Agreement. On August 24, 2012, the Company entered into a notes and warrants purchase agreement (the “August 2012 Purchase Agreement”) and a related series of promissory notes (the “Notes”) and warrants, as further described below, with a group of purchasers consisting of Fir Tree Value, Fir Tree Capital and other shareholders of the Company (each a “Purchaser” and collectively the “Purchasers”). Among other terms, the August 2012 Purchase Agreement provides that so long as the Notes are outstanding, any Purchaser holding the Notes shall have the right to receive (i) a weekly report detailing the use of the proceeds from the Notes and (ii) any other information that the Purchasers may reasonably request.

Notes. Pursuant to the August 2012 Purchase Agreement, Fir Tree Value and Fir Tree Capital have agreed to purchase Notes in the principal amount of $333,615.80 and $63,384.20, respectively, and the Company is required to issue 333,616 Warrants to Fir Tree Value and 63,384 Warrants to Fir Tree Capital. Pursuant to the August 2012 Purchase Agreement, the Company, the Purchasers, and the purchasers under the Notes and Warrants Purchase Agreement, dated as of April 10, 2012 (the “April 2012 Purchase Agreement”) and the Borrowing Notice and Acknowledgement, dated as of May 18, 2012 (the “Borrowing Notice”) have agreed that the Notes, together with the notes sold pursuant to the April 2012 Purchase Agreement and the Borrowing Notice, will be treated as one series (the “Notes Series”), and any and all payments or prepayments will be applied pro rata across the Notes Series with respect to the outstanding principal amount of each note included in the Notes Series (each, a “Series Note”). To effect this agreement to treat all of the Series Notes as a series, the Company has made a sticker amendment (a “Sticker”) to each Series Note issued under the April 2012 Purchase Agreement and the Borrowing Notice (the “Existing Series Notes”). The Notes will be in substantially the same form as the Promissory Notes attached as Exhibit 2 and Exhibit 3 to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on April 16, 2012.

Warrants. On August 24, 2012, the Company entered into a related series of warrants (the “Warrants”) with Fir Tree Value and Fir Tree Capital pursuant to the following agreements: the April 2012 Purchase Agreement, the Borrowing Notice, and the August 2012 Purchase Agreement. Pursuant to these agreements, in total, the Company was required to issue 1,146,952 Warrants to Fir Tree Value and 217,912 Warrants to Fir Tree Capital. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $0.40 per share, as may be adjusted from time to time in the event of ordinary stock splits, stock dividends and recapitalizations. Holders of the Warrants may exercise the Warrants at any time through the expiration date which is five years from the issue date. A holder may exercise Warrants by paying the applicable exercise price in cash.

In connection with the financing described herein, the August 2012 Purchase Agreement provides that the Warrants, which include all of the warrants issuable pursuant to the August 2012 Purchase Agreement, the April 2012 Purchase Agreement and the Borrowing Notice, will have an exercise price of $0.40 per share and the anti-dilution adjustments in the warrants being sold to the Purchasers pursuant to the August 2012 Purchase Agreement will also be provided in the warrants sold to the purchasers under the April 2012 Purchase Agreement. Other than the foregoing, the other terms of the Warrants, as described in the aforementioned Amendment No. 4 to the Schedule 13D and Amendment No. 5 to the Schedule 13D, remain unchanged. Each Warrant shall expire on the fifth anniversary of issuance and includes anti-dilution protections for ordinary stock splits, stock dividends and recapitalizations.

Registration Rights Agreement. In connection with the sale and issuance of the Warrants, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the purchasers of the Warrants providing for certain registration rights with respect to (i) the Warrant Shares and any other securities issued or issuable with respect to or in exchange for the Warrant Shares and (ii) the shares of Common Stock held by Fir Tree (including any additional shares of Common Stock acquired by Fir Tree after the date of the Registration Rights Agreement), together with any securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares of common Stock (the “Registrable Securities”). The Registration Rights Agreement (a) requires the Company to file a registration statement on Form S-1 covering the resale of the Registrable Securities within 30 days of the date on which the Company fully complies with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is not subject to any outstanding comments from the U.S. Securities and Exchange Commission (the “SEC”) on, or any SEC review of, its 1934 Act filings, (b) requires the Company to file a registration statement on Form S-3 covering the resale of the Registrable Securities within 30 days following the Company becoming eligible to use such form, (c) requires the Company to use commercially reasonable efforts to have any registration statement so filed declared effective as soon as practicable, and (d) provides the holders of Registrable Securities with certain piggyback registration rights with respect to an offering of common stock by the Company for its own account or for the account of any of its stockholders. In addition, the Company agreed to use commercially reasonable efforts to comply with its reporting obligations under the 1934 Act as soon as reasonably practicable. The Registrable Securities will cease to be registrable and covered by the Registration Rights Agreement upon their sale under a registration statement or pursuant to Rule 144 or, in the case of holders other than Fir Tree, upon such securities becoming eligible for sale without restriction by such holders pursuant to Rule 144. Under certain circumstances, the Company will also be permitted to suspend the use of any prospectus included in any registration statement contemplated by the Registrations Rights Agreement for not more than 20 consecutive days or an aggregate of 60 days in any 12 month period. The Registration Rights Agreement also requires the Company to pay specified liquidated damages to holders of any Registrable Securities under certain circumstances if the Company fails to satisfy certain of its obligations under the Registration Rights Agreement within the time periods specified therein. The Registration Rights Agreement supercedes the registration rights agreement between the Company and Fir Tree, dated as of November 23, 2009, which was terminated pursuant to the August 2012 Purchase Agreement.

The foregoing descriptions of the August 2012 Purchase Agreement, Notes, Warrants, Registration Rights Agreement and the Sticker described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety to the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the August 2012 Purchase Agreement is attached as Exhibit 1, the form of Note is attached as Exhibit 2, the form of Warrant is attached as Exhibit 3, the Registration Rights Agreement is attached as Exhibit 4 and the form of Sticker to the Existing Series Notes is attached as Exhibit 5 to this Amendment No.6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Notes and Warrants Purchase Agreement, dated August 24, 2012, between the Company and the Purchasers

Exhibit 2	Form of Note

Exhibit 3	Form of Warrant

Exhibit 4	Registration Rights Agreement, dated August 24, 2012, between the Company and the Purchasers

Exhibit 5	Form of Sticker

CUSIP No. 16946T109	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2012	FIR TREE INC.

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE VALUE MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director